     Sodexho Alliance
Restauration et Services

Direction Groupe

June 24, 2005

Mr. Daniel L. Gordon
Branch Chief
United States
Securities and Exchange Commission
Washington, DC 20549

Re:	Sodexho Alliance, SA
Form 20-F for the year ended August 31, 2004
File No. 1-31274

Dear Mr. Gordon:

     Thank you for your letter dated May 18, 2005. Enclosed please find Sodexho’s responses to the comments of the staff with respect to the referenced Form 20-F. The staff’s comments have been reproduced in italics and each comment is followed by Sodexho’s response. Unless otherwise indicated, caption references and page numbers in the responses refer to the captions and pages contained in the Form 20-F filed on Edgar on November 25, 2004.

     Sodexho Alliance S.A. (the “Company”) acknowledges that:

  the Company is responsible for the adequacy and accuracy of disclosures in its filings,

  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please feel free to contact Alison Lazerwitz, the Company’s Chief Legal Officer. Alison’s direct phone number is +33 1 30 85 26 01 and her e mail address is Alison.Lazerwitz@sodexhoalliance.com.

Sincerely,

/s/ Siân Herbert-Jones

Siân Herbert-Jones
Chief Financial Officer

B.P. 100 – 78883 Saint-Quentin-Yvelines Cedex – Tél.: 01 30 85 75 00 – Fax : 01 30 43 09 58 – www.sodexho.com
Sodexho Alliance S.A au capital de 636 086 260 euros – 3, avenue Newton – 78180 Montigny-le-Bretonneux – 301 940 219 RCS Versailles

Responses of Sodexho Alliance, SA (“Sodexho” or the “Group”) to
comments of the staff of the Securities and Exchange Commission on
Sodexho’s Form 20-F for the year ended August 31, 2004

Form 20-F for the year ended August 31, 2004

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Business Combinations and Impairment of Intangible Assets and Goodwill, page 21

1.	Please advise us of your basis in US GAAP for increasing the amount assigned to goodwill in a business acquisition by an amount equal to the deferred tax liability recorded. This disclosure is also included on page F-46.

Response

Under U.S. GAAP, all of our business combinations are accounted for using the purchase method. In accordance with paragraph 38 of SFAS 141 and paragraph 30 of SFAS 109, a deferred tax liability or asset was recognized for differences between the assigned values of the assets and liabilities and their tax bases (except the portion of goodwill which was not deductible for tax purposes), which principally related to the identified intangible assets recorded in connection with these acquisitions. Since goodwill represents the excess of the cost of the acquired company over the fair value of the net assets acquired, the recording of this deferred tax liability on intangible assets, which decreased the fair value of the net assets acquired, indirectly resulted in an increase to goodwill.

Balance Sheet and Income Statement Data, page 25

2.	We note that you have disposed of various subsidiaries during the years presented. In this regard, please present income (loss) from continuing operations in your table of selected financial data. Refer to Item 3.A. of Form 20-F.

Response

Prior to fiscal 2003, disposals of subsidiaries were reported in US GAAP in accordance with APB 30. None of the subsidiaries that were disposed of was a segment of our business as defined in paragraph 13 of APB 30 and, therefore, none of those disposals qualified for discontinued operations treatment under US GAAP. Certain of the disposals that occurred during fiscal 2003 and 2004 qualified for discontinued operations treatment pursuant to SFAS 144 but were not considered material for separate disclosure of income from continuing operations (as determined by reference to the impact on those years and prior years affected by the reclassifications required by paragraph 43 of SFAS 144). For the Staff’s information, income (loss) from continuing operations and net income (loss), in each case as determined in accordance with US GAAP, for each of the years included in our selected financial data tables were as follows:

	Year ended August 31,
	2004	2003	2002	2001	2000

	(in millions of euro)
Income from continuing operations	173	148	137	(32)	25
Net income (loss)	169	147	136	(34)	24

Off-balance sheet arrangements, page 36

3.	Please quantify the estimated obligations or liabilities (including contingent obligations or liabilities) related to each of your off-balance sheet commitments discussed. Refer to Item 5.E(c) of Form 20-F. This comment is also applicable to Note 3.20 Commitments.

Response

No liabilities have been recorded in the balance sheet with respect to the off-balance sheet arrangements discussed on page 36. In future filings we will disclose in Item 5.E(c) and Note 3.20, as appropriate, that none of the estimated obligations in connection with the off-balance sheet arrangements discussed either has, or is reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The estimated obligations for the commitments made totaled €11 million as of August 31, 2004 and were not considered significant.

Notes to the Consolidated Financial Statements

4.	Throughout the notes, you refer to adjustments made for “scope of consolidation.” Supplementally advise us and clarify in future filings to what you are referring.

Response

In general, the term “Change in consolidation scope” is used in the notes to our financial statements, principally in the schedules detailing balance sheet activity from the prior year-end to the current year-end, in order to reflect activity related solely to acquisitions and disposals of subsidiaries and/or increases or decreases in ownership percentages that result in a change in the method of consolidation (for example, from the equity method to full consolidation). Under French GAAP, companies are required to differentiate activity in account balances that results from changes in the scope of consolidation from other changes occurring in the ordinary course of business. In Notes 3.5, 3.6, 3.7, 3.8, 3.14, 3.15, 3.19.1, 3.19.2, and 3.19.3 and 5.7(b), the terms “Change in consolidation scope” and “Scope of consolidation” are used in this manner.

In Note 5.4(g), “Scope of consolidation” refers to the effect of consolidating certain companies for U.S. GAAP that were excluded from consolidation for French GAAP because they were considered to have a minimal impact on the Group’s consolidated financial statements (refer to “Principles of Consolidation” in Note 1).

We will clarify these terms in future filings.

Note 1. Significant Accounting Policies and Related Financial Information

Revenue Recognition, page F-6

5.	In future filings this note should be revised to elaborate upon your revenue recognition policies pursuant to paragraph 12 of APB 22. In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with SAB 101 for purposes of reconciliation to US GAAP if not readily apparent.

Response

The revenue recognition policy set forth in Note 1 on page F-6 represents our revenue recognition policy for French GAAP. In connection with the preparation of our initial registration statement on Form 20-F (effective March 27, 2002), we evaluated our revenue recognition policies for compliance with applicable U.S. GAAP guidance, including APB 22 and SAB 101, and determined that our revenue recognition policies under French GAAP were also compliant with U.S. GAAP guidance. Our revenue-generating activities have not changed since that time and we do not believe that the issuance of SAB 104 had any impact on our initial determination.

We will expand the disclosure in future filings to clarify our revenue recognition policies as follows:

Revenues are recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured.

Revenues for the service voucher segment include commissions received from customers, which are recorded upon issuance of the vouchers to the customers; commissions received from affiliates, which are recorded upon redemption of the vouchers; and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption (generally one to three months).

For information, we exchanged correspondence with the Staff on a revenue recognition query in connection with the filing of our initial registration statement on Form 20-F, which was declared effective on March 27, 2002 (refer to comment #31 of your letter to us dated January 16, 2002 and our response thereto dated February 13, 2002 and comment #7 of your letter to us dated February 27, 2002 and our response thereto dated March 5, 2002).

Note 3.21 Retirement plans and other commitments

Other obligations, page F-34

6.	Please advise us of the nature of the (euro) 442 million of obligations that were not recorded on the balance sheet. What is your basis in French GAAP for excluding these items? Should these items be accrued under US GAAP in accordance with FIN 45, and if so, have they been included in the reconciliation to US GAAP contained in Note 5?

Response

In Note 3.21, “Other obligations” refers to retirement indemnities and other defined benefit plan obligations. In French GAAP, obligations for certain of the Group’s pension plans are not required to be recognized in the balance sheet based on actuarial computations. In those situations, neither the actuarial obligation nor the plan assets are recorded in the balance sheet. Instead, the amount of the period contribution to the plan is charged to expense as the contributions become due. The aggregate obligation of €442 million disclosed in the notes to our financial statements is the excess of the benefit obligation to employees of €535 million, as computed using actuarial methods, over the actual liability recorded in our balance sheet of €93 million, as presented in the table in Note 3.21, “Retirement plans and other commitments.” Offsetting this amount are plan assets with a fair value of €298 million as of August 31, 2004, which are also not recorded in our financial statements under French GAAP. Please note that there is a typographical error in the “Retirement Benefits” policy description in Note 1 on page F-6. The footnote should read as follows (modification underlined):

For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the expense of the plan. For all other plans, the Group’s benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet.

In U.S. GAAP, the Group accounts for its pension plans in accordance with SFAS 87, Employers’ Accounting for Pensions and its other post-retirement benefits in accordance with SFAS 106. The corresponding adjustments are shown as line (c) in the reconciliations of consolidated net income, consolidated shareholders’ equity and in the statement of comprehensive income (Notes 5.1, 5.2 and 5.3, respectively).

Note 4.3 Litigation, page F-35

7.	We note that as of August 31, 2004, you had accrued (euro) 8.3 million ($10 million USD) in connection with the class action lawsuit discussed on page F-35. We also note that this lawsuit was subsequently settled for approximately $80 million USD. Please advise us why you believed the accrual as of August 31, 2004 was sufficient under French and US GAAP. For reference see paragraphs 8-10 of SFAS 5.

Response

The US $10 million accrued as of August 31, 2004 represented our estimate of the amount of costs expected to be incurred in connection with defending the U.S. class action litigation.

On April 27, 2005, Sodexho, Inc. agreed to resolve this litigation in order to avoid protracted legal proceedings, and without admitting any liability. Under the terms of the settlement agreement, Sodexho, Inc. committed to make monetary payments to eligible class members and to pay class attorneys’ fees for a total amount of up to US $80 million. This settlement amount does not include the defense costs incurred by the Group.

Since the lawsuit was filed and the district court certified the case as a class action for purposes of determining liability, Sodexho has continuously denied the plaintiffs allegations, vigorously defended the lawsuit, and prepared the matter for trial. We also note that the merits of the litigation had not been decided by any court. Therefore, as of the date of the issuance of the financial statements, we were unable to determine the likely outcome of this matter or to estimate the amount or range of possible loss.

Note 5.4(g) Other, net

Consolidation, page F-51

8.	We note from page 26 that you consolidate some entities in which you own 50% or less of the entity. This does not appear to be a controlling interest, and therefore does not meet consolidation criteria under U.S. GAAP. Please advise us why you have not addressed this as a reconciling item. In addition, advise us of the financial statement impact and revise if material.

Response

In French GAAP, subject to certain additional criteria, companies may be required to fully consolidate (with a minority interest) entities in which they own at least 40% equity interest and are the single largest shareholder. Our consolidation policy is consistent with French GAAP.

For U.S. GAAP, we retained the consolidation accounting reflected in the French GAAP financial statements on the basis of insignificance, except with respect to Sodexho Marriott Services (“SMS”) through June 20, 2001. The Group acquired 48.4% of SMS on March 27, 1998 and acquired the remaining shares on June 20, 2001 (at which time it owned 46.9% of SMS). Under U.S. GAAP, reconciling items were recorded in fiscal 2000 and 2001 in order to reflect the use of the equity method of accounting for our investment in SMS. Subsequent to June 20, 2001, the Group owned 100% of SMS and, accordingly, it was fully consolidated in both French and U.S. GAAP.

The aggregate impact on revenues, EBITA (French GAAP), operating income and net income of deconsolidating such subsidiaries, excluding SMS and assuming none would meet the U.S. GAAP criteria for consolidation, is as follows (all amounts are reductions to the amounts reported):

	Fiscal year ended August 31,
	2004	2003	2002	2001	2000

	(euro in millions)
Revenues (French and US GAAP)	149	158	181	157	93
EBITA (French GAAP)	8	10	8	8	6
Operating income (US GAAP)	7	9	8	7	5
Net income (French and US GAAP)	0	0	0	0	0

In view of the insignificant amounts involved and given there is no impact on net income or shareholders' equity, we believe that whether or not these entities are consolidated or recorded under the equity method is not a consideration that would materially affect, either quantitatively or qualitatively, the judgment of a reasonable person relying upon the financial statements.

For information, we exchanged correspondence with the Staff on a similar query in connection with the filing of our initial registration statement on Form 20-F, which was declared effective on March 27, 2002 (refer to comment #47 of your letter to us dated January 16, 2002 and our response thereto dated February 13, 2002).

Note 5.7 (c) IAS 7 Consolidated Statements of Cash Flow, page F-55

9.	Please advise us of your basis for characterizing restricted cash and marketable securities as cash in the consolidated statements of cash flows. Paragraph 7 of IAS 7 states that equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. It does not appear that your marketable securities or restricted cash meet these criteria. In addition, please advise us whether the 3 million shares of Sodexho Alliance referred to on page F-10 have been excluded from the cash and cash equivalents balance.

Under French GAAP, we considered that amounts included in marketable securities and restricted cash were readily convertible to cash and subject to an insignificant risk of changes in value and, accordingly, classified them as cash equivalents. In our IAS 7 statement of cash flows, except for the Sodexho Alliance shares, which were excluded from cash equivalents, we conformed the activity captions to the requirements of IAS 7 and disclosed the inclusion of marketable securities and restricted cash in cash and cash equivalents.

The composition of our cash and cash equivalents balance, as currently reflected in our IAS 7 statements of cash flows on page F-55 of the Form 20-F, is as follows:

	As of August 31,

	2004	2003	2002

	(euro in millions)

Cash	505	570	589
Restricted cash	168	166	165
Marketable securities:
Cash (certificates)	92	45	34
Monetary SICAV	116	149	197
Term deposits	131	133	172
Debt securities	100	114	38
Other	9	15	16

Total	1,121	1,192	1,211

Amounts referred to as “Monetary SICAV” within marketable securities in the table above represent a particular type of investment in France, which we consider meet the requirements for classification as cash equivalents because they are redeemable by the issuer (at Sodexho’s discretion) at any time, are highly liquid and are readily convertible to cash.

We have been advised by our independent accountants, PricewaterhouseCoopers, that there is diversity in practice on the classification of such investments by French companies that file with the U.S. SEC. Some classify the investment as a cash equivalent and others classify the investment as a marketable security. Given the diversity and the fact that all French companies will be presenting information in accordance with IFRS in the very near future, we have been advised by PricewaterhouseCoopers (PwC) that they intend to present a paper on the classification of such securities in the statement of cash flows in filings with the SEC at the next meeting of the AICPA International Practices Task Force in July 2005. As the Commission's rules do not require a company that prepares a statement of cash flows in accordance with IAS 7 to reconcile to US GAAP, the discussion will be focused on the classification under IFRS. We were further advised that Wayne Carnall of the PwC’s U.S. National Office discussed this matter with Craig Olinger, Deputy Chief Accountant in the Division of Corporation Finance. We will take into consideration any additional guidance that is published with respect to this category of investments prior to the issuance of our next financial statements.

In connection with our implementation of IFRS, we re-evaluated the classification of our other marketable securities and our restricted cash, which are currently classified as cash equivalents. In doing so, we have currently determined based on existing IFRS guidance, that certain amounts relate to cash flows from operating activities or investing activities rather than cash equivalents, principally because of restrictions as to their use or original maturities at the date of acquisition that exceed three months.

Following is the effect of this analysis on fiscal 2002, 2003 and 2004.

	Fiscal year ended
	August 31,
	2004	2003	2002
	(euro in millions)
Cash equivalents:
Restricted cash	(168)	(166)	(165)
Marketable securities	(144)	(118)	(115)
Net cash flows from operating activities:
Restricted cash	(3)	(5)	(15)
Net cash flows from investing activities:
Marketable securities	(30)	(11)	(73)
Net effect of exchange rates on cash:
Restricted cash	1	4	2
Marketable securities	4	8	18

We do not believe that the effect of this reclassification on net cash flows from operating activities or from investing activities is material for fiscal 2002, 2003 and 2004. We will reflect the effects of the above-mentioned reclassifications on current and prior periods (except 2002, which will not be included in our filing for fiscal 2005) in our future filings with the SEC.

We note that the balance sheet captions are appropriate and restricted cash and marketable securities are appropriately designated in our balance sheet for each of the periods presented.